UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2003

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

LINGO MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

March 31, 2003

INDEX

Balance Sheet

Statement of Retained Deficit

Statement of Operations

Statement of Cash Flows

Notes to Financial Statements

Schedule B

Signatures

Certifications

LINGO MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

	March 31, 2003	December 31, 2002

ASSETS
CURRENT:
Cash	$ 178,198	$ 79,871
Accounts receivable, net	518,553	601,379
Loan receivable	18,815	18,815
Prepaid expenses and other	138,688	85,623
Inventory on hand	30,550	34,243
	884,804	819,931

Capital assets, net	44,664	45,742
Development costs, net	698,466	727,641
Acquired publishing content, net	247,344	265,012
Software development cost, net	62,091	72,440
	1,937,369	1,930,765

LIABILITIES
CURRENT:
Accounts payable	$ 164,011	$ 166,822
Accrued liabilities	35,750	30,373
Current portion of long-term debt	184,395	106,274
	384,156	303,469

SHAREHOLDERS’ EQUITY

Capital Stock
Authorized – Unlimited common shares and preferred shares with no par value.
Issued – 20,883,827 common shares (December 31, 2002: 20,733,827)	3,128,949	3,113,949
Deferred stock-based compensation	(36,875)	(45,208)
Deficit	(1,538,861)	(1,441,444)
	1,553,213	1,627,297

	$ 1,937,369	$ 1,930,765

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

CONSOLIDATED STATEMENT OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31

	2003	2002

Deficit, beginning of period	(1,441,444)	(1,509,319)

Net income (loss) for the period	(97,417)	396

Deficit, end of period	(1,538,861)	(1,508,923)

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31

	2003	2002

Revenue	$ 224,632	$ 419,166
Cost of sales	34,606	285,103
	190,026	134,063

Expenses
General and administrative	168,696	109,298
Other interest and bank charges	700	523

Earnings before interest, taxes and amortization	20,630	24,242

Interest on long term debt	3,597	13,266
Amortization	74,476	63,904
Amortization of deferred stock-based compensation	8,333	1,042

Earnings (Loss) before the undernoted	(65,777)	(53,969)

Gain on Issue of shares of subsidiary	-	67,500

Earnings (loss) before income taxes	(65,777)	13,531

Income taxes	31,640	13,135

EARNINGS (LOSS) FOR THE PERIOD	$ (97,417)	$ 396

Earnings (Loss) Per Share – Basic and Diluted	$ (0.01)	$ 0.00

Weighted average number of common shares outstanding	17,874,956	14,185,487

See accompanying noted to consolidated financial statements.

LINGO MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31

	2003	2002

OPERATING ACTIVITIES
Net income (loss) for the period	$ (97,417)	$ 396

Items not affecting cash:
Gain on issue of shares of subsidiary	-	(67,500)
Amortization of capital assets	1,343	2,569
Amortization of development costs	45,118	33,319
Amortization of acquired publishing content	17,667	17,667
Amortization of software development costs	10,349	10,349
Amortization of deferred stock-based compensation	8,333	1,042

Change in non-cash working capital items:
Accounts receivable	83,681	(208,831)
Accounts receivable factoring	-	-
Loan receivable	-	(333)
Prepaid expenses and other	(53,186)	(4,329)
Inventory on hand	3,693	(29,572)
Work in process	-	100,380
Accounts payable	(2,811)	143,920
Accrued liabilities	5,377	-
	22,147	(923)

FINANCING ACTIVITIES
Issuance of capital stock, net	15,000	349,000
Increase in long-term debt	78,121	37,349
Proceeds of sale of shares of subsidiary	-	67,500
	93,121	453,849

INVESTING ACTIVITIES
Purchase of capital assets	(1,000)	-
Development costs	(15,942)	-
	(16,942)	-

Increase in cash	98,327	452,926

Cash – Beginning of period	79,871	7,473

Cash – End of period	$ 178,198	$ 460,399

See accompanying notes to the consolidated financial statements.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

For the Three Months Ended March 31, 2003

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets in China and Canada.

1.

Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2003 and 2002.

2.

Long-term debt:

	March 2003	December 2002

Bank loan, repayable in monthly instalments of $4,225 plus interest, bearing interest at prime, secured by a general security agreement, maturing on June 23, 2003	8,450	12,675

Shareholder loan, bearing interest at 12% per annum and due on demand	74,466	93,599

Loan from a corporation controlled by a director, bearing interest at 12% per annum and due on demand	101,479	-
	184,395	106,274

Less current portion	184,395	106,274
	$ -	$ -

3.

Warrants Exercise:

During March 2003, 150,000 Class D Warrants were exercised for $0.10 each, by a director of the Company.

4.

Stock Options:

On March 31, 2003, the Company had 2,343,340 (March 31, 2002 – 2,020,000) options outstanding.

5.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company is developing books, audiocassettes, multimedia and ancillary products for English language learning to be sold or licensed to the school market, primarily in China and Canada.  This service is called Educational Publishing.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

	March 2003	March 2002

Canada	$ 6,424	$ 331,893
China	218,209	87,273
	$ 224,632	$ 419,166

Substantially all of the Company’s identifiable assets as at March 31, 2003 and December 31, 2002 are located in Canada.

6.

Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	March 2003	March 2002

Income (loss) for the period - Canadian GAAP	$ (97,417)	$ 396
Impact of United States GAAP and adjustments:
Development costs (a)	-	-
Amortization of development costs	45,118	33,319
Amortization of software development costs	10,349	10,349
Compensation expense (c)	-	(20,117)
Share issue costs (d)	(16,630)	-

Income (loss) for the year – United States GAAP	$ (58,580)	$ 23,947

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	March 2003	March 2002

Shareholders’ equity based on Canadian GAAP	$ 1,553,213	$ 1,627,297
Development costs (a)	(698,466)	(717,328)
Software development costs (b)	(62,091)	(72,440)
Share issue costs (d)	(69,606)	(63,058)
Compensation expense (c)	(243,250)	(243,250)

Shareholders’ equity – United States GAAP	$ 479,800	$ 531,221

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $26,255 (2002:nil) and nil (2002:nil) for March 2003 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share Issue Costs:

During 2002 and first three months, the Company incurred these costs to file registration statements with Securities and Exchange Commission in order to interlist for trading in United States. In accordance with US GAAP these costs are expressed as incurred.

SCHEDULE B:

1.- Analysis of Expenses

General and Administrative Expenses

Advertising and promotion	$ 2,493
Management fees	34,988
Salaries and benefits	49,448
Office and general	24,295
Rent	10,048
Equipment leases	870
Shareholder services	4,464
Foreign exchange	32,846
Professional fees	9,244

168,696

2.- Related Party Transactions

During the three month period ended March 31, 2003, a director of Lingo Media Inc. (the “Company”) advanced $100,000 to support the Company’s short-term cash flow requirements.  Additionally, a shareholder loan made by a spouse of a director of the Company was partially repaid in the amount of $20,000 plus interest of $1,141 during the first three months of 2003.  The shareholder loans bear interest at 12% per annum.  Interest expense related to these loans for the three month period ended March 31, 2003 was $3,565.

3- Summary of Securities Issued and Options Granted during the Period.

Common Shares

Date of Issue	Number Issued	Exercise Price	Total Value

Warrants exercised	March 30, 2003	150,000	$ 0.10	$15,000

Stock Options

Optionee	Date of Issue	Number Issued	Exercise Price	Expiry Date
Consultants	January 16, 2003	50,000	$0.10	January 16, 2008
Employee	January 16, 2003	35,000	$0.10	January 16, 2008

4- Summary of Securities at the end of the Period

Common Shares outstanding as at March 31, 2003

20,733,827

Options to purchase Common Shares outstanding

 2,343,340

Class C Warrants outstanding

    500,000

(each warrant exercisable into one common share at

$0.15 per share, expiring November 23, 2002 (the expiry

date of the warrants has been extended to November 23,

2003))

Class D Warrants outstanding

  2,775,000

(each warrant exercisable into one common share at

$0.10 per share, expiring March 30, 2003 (the expiry date for the warrants has been extended to December 31, 2003 and exercise price has been revised to $0.12))

5- Directors and Officers as of the date of this Report is signed and filed.

Michael P. Kraft	Director, President and Chief Executive Officer
Richard J.G. Boxer	Director
Richard H. Epstein	Director
Scott Remborg	Director
Chen Geng	Director
Khurram R. Qureshi	Chief Financial Officer
Imran Atique	Secretary & Treasurer

Description of Business

Lingo Media Inc. develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets, in Canada and China.

Management Discussion and Analysis

The following Management’s Discussion and Analysis should be read in conjunction with the Company’s interim financial statements for the three months ended March 31, 2003 and the accompanying notes; and annual financial statements for the fiscal year ended December 31, 2002 and the accompanying notes.

Revenue

Revenue for the first three months of 2003 was $224,632 compared to $419,166 for the same period of 2002, a 46% decrease. The decrease in the revenue is due to decreased sales in Canada.  In 2002, the sales in Canada were higher due to a one-time Call for Resources from the Ontario Ministry of Education for early literacy materials.

Cost of Sales

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of sales for three months ended March 2003 were $34,606 as compared to $285,103 for the same period last year.

Gross Margin

The gross margin for the three months ended March 2003 was $190,026 as compared to $134,063 for the same period last year.  In the first three months of 2003, Lingo Media’s gross margin percentage increased to 85% as compared to 32% for the same period last year.  The increase in the gross margin percentage resulted from the change in the revenue mix.  Revenue in 2002 was earned mainly from direct publishing, and royalty income as opposed to revenue for 2003, which was generated from royalty income.  The gross margin for the first three months of 2003 increased by 42% as compared to the same comparative period in 2002.

 General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services, and any foreign exchange losses or gains.  These expenses were $168,696 for the first three months of 2003, an increase of $59,398 over 2002’s $109,298.  This increase is mainly due to a foreign exchange loss of $32,846 sustained by the Company due to the decrease in the US dollar as compared to Canadian dollars and also due to increased activity of the Company and non-recurring professional fees incurred to register the Company with the US Securities and Exchange Commission to qualify to trade in the US.

Amortization

Amortization for the three months ended March 2003 increased by 17% over the same period last year to $74,476 from $63,904. This increase is due to the amortization of capital assets that were acquired in the last six months of 2002.

Stock-Based Compensation

The amortization for the stock-based compensation was $8,333 for the three months ended March 2003 as compared to $1,042 for the same period last year, an increase of $7,291.  This increase is attributed to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (Earnings before interest, taxes and amortization) of $20,630 for the three months ended March 2003 as compared to $24,242 for the same period last year, a 15% decrease due to decrease in revenue.  Although the Company’s EBITA was decreased, its EBITA percentage was increased from 6% for the first three months of 2002 to 9% for the same period in 2003.

Net Income (Loss)

The Company reported a loss before extraordinary items and taxes of $(65,777) for the first three months of 2003 as compared to a loss of $(53,969) for the same period last year, a 22% increase.  Income taxes for the first three months ended March 2003 amounted to $31,640, whereas gain on issue of shares of subsidiary and income taxes amounted to $67,500 and $13,135 respectively for the same period last year.  The Company reported no extraordinary items for the first three months of 2003.  A net loss of $(97,417) for the three months ended March 2003 was reported as compared to a net loss income of $396 after extraordinary items income taxes for the same period last year.

During the first three months of 2003, the Company’s operating activities generated positive cash flow of $22,147 as compared to cash used in operating activities of $(924) in the same period last year.

Liquidity and Capital Resources

As of March 31, 2003, the Company had cash of $178,198 and accounts receivables of  $518,553. The Company’s current assets amounted to $884,804 with current liabilities of $384,156 resulting in a working capital surplus of $500,648.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

June 3, 2003

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Michael P. Kraft, Chief Executive Officer of Lingo Media Inc., certify that:

I have reviewed this quarterly report on Form 6-K of Lingo Media Inc.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

I and the other certifying officers are responsible for establishing and maintaining disclosure controls and procedures for the Company.

I and the other certifying officers have designed such disclosure controls and procedures to ensure that material information is made known to us, particularly during the period in which the periodic report is being prepared.

I and the other certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report; and

I and the other certifying officers have presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date.

I and the other certifying officers have disclosed to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

I and the other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  June 3, 2003

BY: /s/ MICHAEL P. KRAFT

Michael P. Kraft

President and Chief Executive Officer

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Khurram R. Qureshi, Chief Financial Officer of Lingo Media Inc., certify that:

I have reviewed this quarterly report on Form 6-K of Lingo Media Inc.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

I and the other certifying officers are responsible for establishing and maintaining disclosure controls and procedures for the Company.

I and the other certifying officers have designed such disclosure controls and procedures to ensure that material information is made known to us, particularly during the period in which the periodic report is being prepared.

I and the other certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report; and

I and the other certifying officers have presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date.

I and the other certifying officers have disclosed to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

I and the other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  June 3, 2003

BY: /s/ KHURRAM R. QURESHI

Khurram R. Queshi

Chief Financial Officer